UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-11113

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Pacific Capital Bancorp

1021 Anacapa Street

Santa Barbara, CA 93101

F I N A N C I A L     S T A T E M E N T S     A N D

S U P P L E M E N T A L     S C H E D U L E S

Pacific Capital Bancorp Incentive and Investment

and Salary Savings Plan

Years Ended December 31, 2008 and 2007

With Report of Independent Auditors

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan

Financial Statements

and Supplemental Schedules

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Retirement Committee

Pacific Capital Bancorp Incentive and Investment and

Salary Savings Plan

We have audited the accompanying statement of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with US generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2008, is prepared for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP

Los Angeles, California

June 26, 2009

Report of Predecessor Independent Registered Public Accounting Firm

To the Participants and Administrator of

Pacific Capital Bancorp Incentive and

Investment and Salary Savings Plan

Santa Barbara, California

We have audited the accompanying statements of net assets available for benefits of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2007 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan as of December 31, 2007 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hutchinson and Bloodgood LLP

Glendale, California

June 25, 2008

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Net Assets Available for Benefits

	December 31
Assets	2008	2007
Cash	$17,955	$9,466
Investments, at fair value (Notes 3, 4 and 5)	58,738,865	79,407,128
Receivables:
Participant contributions	12,147	175,917
Employer contributions	6,690	79,948
Interest receivable	—	5,962
Dividend receivable	18,795	10,493

Total receivables	37,632	272,320

Net assets reflecting investments at fair value	58,794,452	79,688,914

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	361,501	(17,968)

Net assets available for benefits	$59,155,953	$79,670,946

See accompanying notes.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007
Additions to (deductions from) net assets attributed to:
Investment (loss)/ income:
Net (depreciation) appreciation in fair value of investments (Notes 3, 4 and 5)	$(23,418,032)	$1,144,865
Interest and dividends	364,054	565,741

Net Investments (loss) income	(23,053,978)	1,710,606
Contributions:
Participant	5,662,185	5,472,726
Employer	2,766,030	2,695,428
Rollover	543,820	720,958

Total contributions	8,972,035	8,889,112
Transfer from Pacific Capital Bancorp:
Employee Stock Ownership Plan and Trust (Note 10)	225,356	252,400
Benefits paid to participants	(6,520,950)	(12,893,337)
Administrative expenses	(11,325)	(7,275)
Participant loans terminated due to withdrawal of participant	(126,131)	(312,394)

Net decrease in net assets available for benefits	(20,514,993)	(2,360,888)
Net assets available for benefits at beginning of year	79,670,946	82,031,834

Net assets available for benefits at end of year	$59,155,953	$79,670,946

See accompanying notes.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan

The following description of Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all employees of Pacific Capital Bancorp (the Company) who are not covered under a collective bargaining agreement and who have attained age 18 and completed either 250 hours of service in a 90-day consecutive period or one year of service. In addition, employees become eligible to receive Company profit sharing contributions upon attaining age 18 and completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 1, 2007, the Company changed the trustee to Charles Schwab Trust Company, a California chartered non-depository trust company, from Prudential Retirement Insurance and Annuity Company (PRIAC). Effective January 1, 2008, Charles Schwab Trust Company merged into Charles Schwab Bank, a federal savings bank regulated by the U.S. Office of Thrift Supervision. Charles Schwab Trust Company operates as a division of Charles Schwab Bank.

Contributions

Participants may defer an amount equal to not less than one percent or no more than 80 percent of their Plan compensation, as defined in the Plan, through payroll deductions. Participants may also contribute as rollovers amounts representing distributions from other qualified defined benefit or contribution plans. The maximum employee deferral permitted by the Internal Revenue Code (IRC) for the years ended December 31, 2008 and 2007 was $15,500. Catch up contributions of $5,000 were available to participants who had attained age 50 or older by December 31, 2008 and 2007, and had not exceeded the contribution limit for the Plan year.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan (continued)

The Company elected to make matching contributions under the safe harbor rules and regulations of the IRC equal to 100% of the first three percent of the participant’s compensation that he or she contributes to the Plan as deferral contributions, plus 50% of the next three percent of the participant’s compensation that is contributed to the Plan as deferral contributions. The Company may also make annual profit sharing and qualified non-elective contributions. There were no profit sharing or qualified non-elective contributions for the years ended December 31, 2008 and 2007.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and, (b) Plan earnings. Allocations of Plan earnings for investments other than self-directed accounts are based on participants’ account balances. Self-directed accounts are credited with the earnings of the specific investment chosen by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, Company safe harbor matching contributions, and qualified non-elective contributions, plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their account is based on years of vested service. On December 21, 2006, the Company adopted a 2-6 year graded vesting schedule in accordance with Pension Protection Act of 2007. The vesting schedule effective January 1, 2007 is as follows:

Years of Service	Percentage Vested

Less than 2	0
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 but less than 6	80
6 but less than 7	100

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan (continued)

Prior to 2007, the vesting schedule was over a seven year period.

Notwithstanding the above, if a participant is employed by the Company on the date of (1) attaining normal or early retirement or (2) death, or has terminated employment by the reason of permanent disability, the Company profit sharing contributions become 100% vested without regard to years of service.

Participant Loans

Participants may borrow from their vested account balances a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the vested balance in the participant’s account and bear interest at the Santa Barbara Bank & Trust base lending rate. Principal and interest is paid ratably through payroll deductions or participant’s own personal checks. The repayment term of the loan is not to exceed five years, except for loans used to purchase the participant’s primary residence, which has a repayment term not to exceed 15 years.

Investment Options

Participants direct the investments of their deferrals, Company matching, profit sharing and qualified non-elective contributions into various investment options offered by the Plan. The Plan currently offers money market, common collective trusts, mutual funds, the Company common stock and self-directed accounts as investment options for participants. The self-directed account is comprised of assets invested at the direction of individual Plan participants.

Benefit Payments

On termination of service, death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, a distribution in the form of an annuity, or installment payments. If a participant’s vested account is greater than $1,000 but less than $5,000, and if the participant does not elect to have a rollover into an eligible retirement plan or to receive a distribution directly, such account will be rolled over to an individual retirement plan designated by the Plan Administrator.

The Plan also allows participants to withdraw their employee deferral contributions at age 59-1/2 or upon experiencing a financial hardship as defined by the IRC. Such withdrawals are subject to applicable excise and income taxes, and may only be made with the approval of the Plan Administrator.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

1.	Description of the Plan (continued)

Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Forfeitures

Participants who are not 100% vested will forfeit the non-vested portion of the Company profit sharing contributions upon termination of employment. Such forfeitures may be applied to reduce future contributions of the Company. In 2008 and 2007, Company cash contributions were offset by $28,610 and $28,435 of forfeited non-vested accounts, respectively. There was no balance in the forfeited non-vested accounts at December 31, 2008 and 2007.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with United States (“US”) generally accepted accounting principles.

Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

As of December 31, 2008, the Plan offers money market, common collective trusts, mutual funds, self-directed accounts and the Company common stock as investment options for participants. Common stocks are valued at fair value as determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are stated at outstanding principal amounts, which approximate fair value based on their short duration and interest rates comparable to market rates.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

2.	Summary of Significant Accounting Policies (continued)

The Charles Schwab Stable Value Fund (the Fund) is a collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, guaranteed investment contracts, bank investment contracts, alternative and separate account investment contracts as well as short-term money market instruments. In determining fair value, the trustee considers such factors as the benefit-responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts and, with respect to alternative investment contracts, the likelihood of default by the issuer of the investment security. Insurance company and bank contracts are non-transferable but provide for benefit-responsive withdrawals by plan participants at contract value. Alternative and separate account investment contracts consist of investments in underlying securities with wrap contracts, under which a third party guarantees benefit-responsive withdrawals by plan participants at contract value. Investments in units of collective trust funds and short-term investment funds are valued daily at their respective net asset value as reported by the fund. Short-term money market investments are stated at amortized cost, which approximates fair value. Investments in the Fund are fully benefit-responsive (see Note 4) and are recorded in accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the SOP 94-4-1), at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

During the first eleven months of 2007, the Plan offered investments in pooled separate accounts, which were stated at fair market value, as determined by the unit value reported by PRIAC. In addition, the Plan also offered investment in the guaranteed income accounts with PRIAC that were fully benefit-responsive (see Note 5) and were recorded in accordance with SOP 94-4-1 as described above.

Fair Value Measurements

On January 1, 2008, the Plan adopted, Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, but applies under other existing accounting pronouncements that require or permit fair value measurements. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement and, therefore, should be determined based on the assumptions that

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

2.	Summary of Significant Accounting Policies (continued)

market participants would use in pricing that asset or liability. SFAS 157 also establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from independent sources and the Plan’s own assumptions about market participant assumptions based on the best information available. Refer to Note 6 for disclosures provided for fair value measurements of plan assets.

Realized and Unrealized Appreciation (Depreciation)

Realized and unrealized appreciation (depreciation) are based on the fair value of the assets at the end of the Plan year compared to the fair value of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.

Administrative Expenses

The Company incurs certain expenses in administering the Plan, which are not passed on as expenses of the Plan. Administrative expenses charged to the Plan consist of transaction charges associated with self-directed investment, benefit payments and loan processing.

Beginning in December 2007, the Company began to pay Morton Capital Management, a registered investment advisor and a wholly-owned subsidiary of the Company a quarterly fee for investment advisory services provided to the Plan. The quarterly fee is calculated at 15 basis points of total net plan assets, excluding the company’s stock value and self-directed brokerage accounts.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

3.	Investments

The following presents investments of the Plan as of December 31, 2008 and 2007. Investments that represent 5% or more of the Plan’s net assets are separately identified with an asterisk.

	December 31
	2008		2007
Money market funds	$88		$601
Common collective trust:
Charles Schwab Stable Value Fund	7,446,306	*	6,672,700	*
Mutual funds:
Masters Select International	2,075,381		4,176,945	*
Schwab S&P 500 Index Inv	2,546,880		4,063,434	*
T. Rowe Price Retirement 2010 Adv	8,445,589	*	12,732,493	*
T. Rowe Price Retirement 2020 Adv	6,445,002	*	11,361,053	*
T. Rowe Price Retirement 2030 Adv	7,337,925	*	12,535,842	*
Other mutual funds	17,215,472		20,407,460
Self-directed accounts:
Cash and cash equivalents	478,080		178,823
Mutual funds	27,380		204,508
Common Stocks	322,986		406,001
Preferred Stock	640		—
Pacific Capital Bancorp common stock	—		6,643
Corporate Bonds	44,500		—
Exchange traded funds	8,230		5,786
Pacific Capital Bancorp common stock	3,944,502	*	4,759,356	*
Participant loans	2,399,904		1,895,483

Total investments	$58,738,865		$79,407,128

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

3.	Investments (continued)

During the years ended December 31, 2008 and 2007, the Plan’s investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated or depreciated in fair value as follows:

	December 31,
	2008	2007
Pooled separate accounts	$—	$4,122,046
Pacific Capital Bancorp common stock	(553,714)	(2,725,780)
Mutual funds	(22,785,085)	(271,707)
Collective trust fund	301,077	23,275
Self-directed accounts	(380,310)	(2,969)

Net (depreciation) appreciation in fair value of investments	$(23,418,032)	$1,144,865

4.	Common Collective Trust

The Charles Schwab Stable Value Fund (the Fund) is a collective trust fund which invests in a diversified portfolio of stable assets which include, but are not limited to, units of collective trust funds consistent with the Fund’s objective of stable value, guaranteed investment contracts, bank investment contracts, alternative and separate account investment contracts as well as short-term money market instruments. The Fund primarily invests in investment contracts such as traditional guaranteed investment contracts (GICs) and wrap contracts.

In a traditional guaranteed investment contracts, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund.

In a wrap contract, the underlying investments are owned by the Fund and held in trust for plan participants. The fund purchases a wrap contract from a high quality insurance company or bank. The wrap contract amortizes the realized and unrealized gains and losses on the underlying bonds, typically over the duration of the bonds, through adjustments to the future interest crediting rate. All wrap contracts provide for a minimum interest crediting rate of zero percent.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

4.	Common Collective Trust (continued)

Wrap contracts interest rates typically reset on a monthly or quarterly basis. Most wrap contracts use a formula that is based on the characteristics of the underlying bond portfolio. Over time, the interest rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying bonds. Changes in market interest rates affect the yield to maturity and the market value of the underlying bonds. As a result, these changes can have a material impact on the contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying bonds, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying bonds relative to the contract value are represented on the statements of net assets as the adjustment from fair value to contract value for fully benefit-responsive investment contracts.

The average yield earned by the entire Fund, which is calculated by dividing the annualized earnings of all investments in the Fund by the fair value of all investments in the Fund, was 5.25% and 4.45%, for the years ended December 31, 2008 and 2007, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants was 3.72% and 4.27% for the years ended December 31, 2008 and 2007, respectively.

In the event that the Plan is terminated, there is a material adverse change to the provisions of the Plan, or the Company elects to withdraw from the fund in order to switch to a different investment provider, the amount withdrawn from the fund would be payable at fair value rather than at contract value. The Plan Administrator, however, believes that the occurrence of such event is not probable.

The issuer may terminate the contract upon receiving short notice of the Plan’s loss of its qualified status, incurable material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the issuer could terminate the GICs at the hypothetical market value based upon a contractual formula while it could terminate the wrap contract at the market value of the underlying bonds.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

5.	Investment Contract with Insurance Company

During the first eleven months of 2007, the Plan participated in an unallocated insurance contract with PRIAC by investing in the PRIAC Guaranteed Income Fund (the PRIAC Fund). The principal investments underlying the guarantee are high-quality fixed income instruments that mainly consist of intermediate term bonds and commercial mortgages, within a general account.

PRIAC prospectively guaranteed the interest rates credited for the PRIAC Guaranteed Income Fund for six months. The guaranteed interest rate is determined by Prudential Financial, the parent company of PRIAC. Prudential Financial determines the guaranteed rate of interest based on its projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-month period. The interest rate was 4.15% less asset charges of 0.50% for the eleven months ended November 30, 2007. The Plan’s investment in the PRIAC Guaranteed Income Fund had an average net yield of 3.65% as of November 30, 2007.

In the event that total distributions or transfers in the PRIAC Fund within a calendar year exceeded pre-determined thresholds, the Plan’s ability to transact with the PRIAC Fund would be restricted and could result in the PRIAC Fund not being fully benefit-responsive. In November 2007, the value of the PRIAC Fund was fully transferred to Charles Schwab Stable Value Fund [see Note 4.]

6.	Fair Value Measurements

On January 1, 2008, the Plan adopted SFAS 157, which establishes a framework for measuring fair value, establishes a three-level valuation hierarchy for disclosure of fair value measurement and enhances disclosure requirements for fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1:	Observable quoted prices in active markets for identical assets and liabilities.

Level 2:

Observable quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

6.	Fair Value Measurements (continued)

Level 3:

Model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following methods and assumptions were used to estimate the fair value of each class of assets that are recognized at fair value. There have been no changes in the methodologies used as of December 31, 2008.

•	Money market funds: The carrying value approximates fair value

•

Common collective trust: The fair value of the investments in the common collective trust is determined by the fund trustee based on the fair value of the underlying securities within the fund, which represent the net asset value of the shares held by the Plan at year-end.

•	Mutual funds and Exchange traded funds: Are valued using quoted market prices, which represents the net assets value of shares held by the Plan at year-end.

•

Loans to participants: Participant loans are valued at their outstanding balances, which approximates fair values. These loans are secured by vested account balances of borrowing participants, and the fair value is derived using discounted cash flow models with inputs derived from unobservable market data.

•	Common stocks: Are valued using quoted market prices.

•	Corporate bonds: Are valued at quoted prices in active markets.

•	Limited partnerships: Are valued using net present value techniques.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in different fair value measurements as of the reporting date.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

		Recurring Fair Value Measurements at Reporting
	As of December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Active Markets for Similar Assets (Level 2)	Unobservable Inputs (Level 3)
Investments:
Money market funds	$88	$88	$—	$—
Common collective trust	7,446,306	—	7,446,306	—
Mutual funds	44,066,249	44,066,249	—	—
Self-directed accounts	881,816	881,816	—	—
Participant loans	2,399,904	—	—	2,399,904
Pacific Capital Bancorp common stock	3,944,502	3,944,502	—	—

Total investments	$58,738,865	$48,892,655	$7,446,306	$2,399,904

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Participant Loans
Fair value, beginning of year	$1,895,483
Total gains/(losses) realized and unrealized	—
Purchases, sales, issuances, and settlements, net	504,421

Fair value, ending of year	$2,399,904

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

7.	Party-In-Interest Transactions

As of December 31, 2008, certain Plan investments are invested in Charles Schwab mutual funds managed by an affiliate of Charles Schwab Trust Company. For the first eleven months of 2007, certain Plan investments were invested in the PRIAC Guaranteed Income Fund and pooled separate accounts managed by PRIAC, a wholly-owned subsidiary of Prudential Financial. Prudential Bank & Trust Company, FSB, another wholly-owned subsidiary of Prudential Financial, was the Plan’s trustee. As such, transactions with Charles Schwab and the PRIAC qualify as party-in-interest transactions under ERISA. Fees paid by the Plan to Charles Schwab for the investment management services amounted to $11,300 and $75 for the years ended December 31, 2008 and 2007, respectively. Fees paid by the Plan to PRIAC amounted to $7,200 for the year ended December 31, 2007.

In addition, the Plan invests in a unitized common stock fund of Pacific Capital Bancorp, the Plan Sponsor. This fund is comprised of a short-term investment fund component and shares of common stock. The unit values of this Fund were recorded and maintained by Prudential Financial Services, a subsidiary of Prudential Financial through November 30, 2007. Beginning December 1, 2007, the unit values of this Fund are recorded and maintained by Charles Schwab Trust. During the years ended December 31, 2008 and 2007, the Plan’s investment activities and valuation of this fund were approximately as follows:

	December 31
	2008	2007
Purchases	1,593,882	1,007,900
Sales	(4,035,192)	(5,266,511)
Net depreciation and dividends	(553,714)	(2,543,000)
Ending investment value	3,944,590	4,759,957

At December 31, 2007, the self-directed accounts included shares of common stock of Pacific Capital Bancorp valued at $6,643.

8.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

9.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

10.	Transfer from Employee Stock Ownership Plan and Trust

In 2008 and 2007, certain employees and their participant account balances of $225,356 and $252,400, respectively, were transferred from the Employee Stock Ownership Plan and Trust (an affiliated plan) to the Plan. In accordance with the provisions of the IRC, when employees have been participating in an Employee Stock Ownership Plan for 10 years and have attained the age of 55, the Company is required to permit those “qualified” employees to begin to diversify the assets that are held in their accounts. For those employees electing to diversify under these provisions, the proceeds from the sale of Common Stock are transferred to the Plan and may be used to purchase any of the investment options offered by the Plan. These participants are immediately vested in their account balances.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12.	Subsequent events

On March 18, 2009, the Company announced plans to reduce its workforce by approximately 300 employees, or approximately 22% of its total full-time equivalent staff, in an ongoing effort to improve its cost structure. The reduction will take place in the first and second quarters of 2009.

On April 16, 2009, the Company entered into a memorandum of understanding with the Office of the Comptroller of the Currency (“OCC”). Under the OCC Memorandum, the Company has agreed to develop and implement an updated three-year strategic plan with goals and plans to maintain adequate capital and ensure sustained earnings, and enhanced written programs designed to (i) manage the risk in its commercial real estate and residential real estate loan portfolios, (ii) reduce its classified assets, (iii) strengthen its collection efforts relating to delinquent residential real estate loans, (iv) ensure that it recognizes loss relating to delinquent residential real estate loans in a timely manner, and (v) ensure that the risk associated with its commercial loan portfolio is properly reflected and accounted for in its books and records. In addition, the Company has agreed to maintain a minimum Tier 1 leverage ratio of 8.5% as of June 30, 2009 and 9.0% as of September 30, 2009, and a minimum total risk based capital ratio of 11.0% as of June 30, 2009 and 12.0% as of September 30, 2009. The Board of Directors of the Company has established a compliance committee comprised entirely of non-management directors and has retained a consulting firm to ensure the Company’s compliance with the provisions of the OCC Memorandum.

The Company entered into a memorandum of understanding with the Federal Reserve Board of San Francisco (the “FRB”) during the second quarter of 2009 (the “FRB Memorandum”). The FRB Memorandum requires the Company to provide notice and obtain the prior approval of the FRB prior to (i) receiving dividends from Pacific Capital Bank, N.A. (ii) declaring or paying any dividends to its shareholders, (iii) incurring, renewing, increasing or guaranteeing any debt or purchasing, redeeming or otherwise acquiring any of its capital stock, (iv) making any payments on its trust preferred securities, and (v) making certain changes to its directors or senior executive officers.

On June 22, 2009 the Company announced that it has deferred regularly scheduled interest payments on its outstanding $69.4 million of junior subordinated notes relating to its trust preferred securities. The Company has also suspended the payment of cash dividends on its outstanding common stock and preferred stock.

As noted in Note 2, “Summary of Significant Accounting Policies”, the Plan’s net assets available for benefits consist of money market, common collective trusts, mutual funds, and self directed accounts as investment options for participants. The net assets of the Plan are separate assets from the Company and are held by the trustee of the Plan. As result, the Company does not expect the OCC and FRB Memoranda, the deferral of interest payments, and the suspension of dividends to have a material direct effect on the Plan’s net assets available for benefits. The Plan also has investments in the Company’s common stock totaling $3.9 million or 6.7% of the Plan’s net assets available for benefits as of December 31, 2008, that participants have chosen to invest in.

As noted in Note 9, “Plan Termination,” the Company has not expressed any intent to discontinue its contributions or terminate the Plan at this time.

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

Notes to Financial Statements

December 31, 2008

13.	Reconciliation of Financial Statements to Form 5500

The Company’s 2008 and 2007 Form 5500 were prepared under the accrual basis method. The following is a reconciliation of net assets available for benefits as of December 31 as reported on the financial statements and Form 5500:

	2008	2007
Per financial statements	$59,155,953	$79,670,946
Fair value adjustment for fully benefit-responsive investment contracts	(361,501)	17,968

Per Form 5500	$58,794,452	$79,688,914

The following is a reconciliation of the employer contributions for the year ended December 31 as reported on the financial statements and Form 5500:

	2008	2007
Per financial statements	$2,766,030	$2,695,428
Employer contributions receivable – prior year	—	90,852

Per Form 5500	$2,766,030	$2,786,280

The following is a reconciliation of the participant contributions for the year ended December 31 as reported on the financial statements and Form 5500:

	2008	2007
Per financial statements	$5,662,185	$5,472,726
Participant contributions receivable – prior year	—	194,632

Per Form 5500	$5,662,185	$5,667,358

The following is a reconciliation of the net decrease in net assets available for benefits for the year ended December 31 as reported on the financial statements and Form 5500:

	2008	2007
Per financial statements	(20,514,993)	(2,360,888)
Fair value adjustment – current year	(361,501)	17,968
Fair value adjustment – prior year	(17,968)	—
Participant contribution receivable – prior year	—	194,632
Employer contribution receivable – prior year	—	90,852

Per Form 5500	(20,894,462)	(2,057,436)

Supplemental Schedules

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

*	Charles Schwab Trust Company	Schwab US Treasury Money Fund	*	*	88

*	Charles Schwab Stable Value Fund	Common/Collective Trust	*	*	7,446,306

	Brandywine Fund	Mutual Fund	*	*	194,741

	Bridgeway Small Cap Value N	Mutual Fund	*	*	1,486,524

	Fairholme Fund	Mutual Fund	*	*	2,342,677

	FPA New Income Fund	Mutual Fund	*	*	330,284

	Growth Fund of America	Mutual Fund	*	*	2,061,707

	Harbor International Ret	Mutual Fund	*	*	328,599

	JP Morgan U.S. Real Estate	Mutual Fund	*	*	59,322

	Keeley Small Cap Value Fund	Mutual Fund	*	*	65,331

	Laudus Rosen Intl Discov Sel	Mutual Fund	*	*	830

	Leuthold Asset Allocation	Mutual Fund	*	*	47,144

	Loomis Sayles Bond Ret	Mutual Fund	*	*	1,880,513

	Masters Sel Smaller Companies	Mutual Fund	*	*	1,137,658

	Masters Select Equity	Mutual Fund	*	*	23,403

	Masters Select International	Mutual Fund	*	*	2,075,381

	Masters Select Value	Mutual Fund	*	*	640,152

	Mutual Beacon Cl A	Mutual Fund	*	*	1,588,177

	PIMCO Total Return D	Mutual Fund	*	*	2,245,990

	PRIMECAP Odyssey Growth	Mutual Fund	*	*	68,593

	Schneider Value	Mutual Fund	*	*	231,671

*	Schwab Core Equity	Mutual Fund	*	*	78,240

*	Schwab Hedged Equity Select	Mutual Fund	*	*	82,027

*	Schwab International Index	Mutual Fund	*	*	103,495

*	Schwab S&P 500 Index Inv	Mutual Fund	*	*	2,546,880

*	Schwab Small Cap Index Select	Mutual Fund	*	*	109,354

Pacific Capital Bancorp

Incentive and Investment and

Salary Savings Plan

EIN: 95-3673456

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (continued)

December 31, 2008

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value

	T. Rowe Price Emerging Markets Stock	Mutual Fund	*	*	$342,763

	T. Rowe Price New Era Fund	Mutual Fund	*	*	392,611

	T. Rowe Price Retirement 2010 Adv	Mutual Fund	*	*	8,445,589

	T. Rowe Price Retirement 2020 Adv	Mutual Fund	*	*	6,445,002

	T. Rowe Price Retirement 2030 Adv	Mutual Fund	*	*	7,337,925

	T. Rowe Price Retirement 2040 Adv	Mutual Fund	*	*	108,550

	T. Rowe Price Retirement 2050 Adv	Mutual Fund	*	*	66,667

	T. Rowe Price Retirement Inc Adv	Mutual Fund	*	*	1,198,362

	T. Rowe Price Spectrum Income	Mutual Fund	*	*	87

*	Pacific Capital Bancorp	Plan sponsor common stock	*	*	3,944,502

*	Participant loans	Interest rates ranging from 3.25% - 10.00%, maturing on various dates through March 2023			2,399,904

		Total participant-directed			57,857,049

*	Personal Choice Retirement Accounts	Total self-directed accounts			881,816

					$58,738,865

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Pacific Capital Bancorp Incentive and Investment and Salary Savings Plan (Name of Plan)

Date: June 29, 2009	/s/ Stephen V. Masterson
Stephen V. Masterson Executive Vice President and Chief Financial & Operating Officer